Filed by OfficeMax Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No.: 1-5057

Date: February 20, 2013

February 20, 2013

TO:	All OfficeMax Associates

FROM:	Ravi Saligram

SUBJECT:	OfficeMax and Office Depot Announce Merger of Equals

February 20, 2013

Dear Team,

Less than half an hour ago, we announced some news that represents an amazing opportunity to not only transform the company, but to transform the entire industry — a merger of equals between OfficeMax and Office Depot. The merger, which was unanimously approved by the Board of Directors at both companies, will bring us closer to the goal we have been working toward – to create a leading, global office solutions company.

The transaction is expected to close by the end of calendar year 2013, pending stockholder approval from both companies, the receipt of regulatory approvals and other customary closing conditions.

This is the right opportunity at the right time. Today, we operate in a very competitive environment in which meaningful growth requires disruptive change. This merger is just such an action for both companies. A merger of equals with Office Depot will accelerate achievement of our long-term goals and better position us for sustainable, profitable growth.

Both companies have made good progress in transforming from traditional brick-and-mortar businesses to multichannel businesses. By sharing our customer insights and experiences after the closing, we will be better able to identify and fulfill evolving customer needs. All of this better positions us to compete with the growing number of competitors we must face in the market, including firms like Staples, Amazon, Costco, Target and Wal-Mart.

This is also a tremendous opportunity for OfficeMax Associates to be part of an industry-leading company. While there are many decisions to be made and undoubtedly much change ahead, your passion, creativity and resilience will contribute greatly to the success of the transition, the long-term success of the business – and ultimately, your own personal growth and success.

The next few days will be dedicated to communicating with you, our customers, our vendors and our shareholders about this exciting news.

We will hold an all-Associate teleconference this morning at 11:15 a.m. ET/10:15 a.m. CT to talk more about what the merger means for us. Later today, we will launch a special section of our News.OMX portal – titled Integration Hub – where you’ll be able to find additional information about the merger. Included within this note is also a link to the news release we just issued this morning; and a second link to a meeting invitation for today’s call.

Your hard work and resilience have created the momentum that made this game-changing move possible.

Until the transaction closes, OfficeMax and Office Depot will continue to compete vigorously – and operate – as two separate and independent companies. I need you to stay fully engaged in the business, just as you always have. Let’s stay focused on what we can control – delighting our customers and delivering against our business objectives.

I am very proud to be part of OfficeMax today.

Onwards and Upwards,

Note: Please remember that all media inquiries should be directed to Julie Treon, Vice President, Communications and Corporate Affairs (630.864.6155; julietreon@officemax.com); and all investor/analyst inquiries should be directed to Mike Steele, Vice President, Investor Relations (630.864.6826, michaelsteele@officemax.com).

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Office Depot will file with the SEC a registration statement on Form S-4 that will include the Joint Proxy Statement of Office Depot and OfficeMax that also constitutes a prospectus of Office Depot. Office Depot and OfficeMax plan to mail the Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICE DEPOT, OFFICEMAX, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Office Depot and OfficeMax through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, FL 33496 or by calling 561-438-3657 and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by OfficeMax by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois, 60563 or by calling 630-864-6800.

PARTICIPANTS IN THE SOLICITATION

Office Depot and OfficeMax and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Office Depot and OfficeMax in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Office Depot and OfficeMax in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated March 15, 2012, which are filed with the SEC. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 20, 2012, which are filed with the SEC.

FORWARD-LOOKING STATEMENTS

Certain statements made in this document and other written or oral statements made by or on behalf of OfficeMax constitute “forward-looking statements” within the meaning of the federal securities laws, including statements regarding OfficeMax’s future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future. OfficeMax cannot guarantee that the macroeconomy will perform within the assumptions underlying its projected outlook; that its initiatives will be successfully executed and produce the results underlying its expectations, due to the uncertainties inherent in new initiatives, including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that its actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. In addition, forward-looking statements could be affected by the following additional factors, among others, related to the business combination: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals for the transaction and the timing and conditions for such approvals; the ability to obtain approval of the merger by the stockholders of OfficeMax and Office Depot; the risk that the synergies from the transaction may not be realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses, unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and Office Depot; and business plans of the customers and suppliers of OfficeMax and Office Depot. The forward-looking statements made herein are based on current expectations and speak only as of the date they are made. OfficeMax undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding OfficeMax that may cause results to differ from expectations are included in OfficeMax’s Annual Report on Form 10-K for the year ended December 31, 2011, under 1A “Risk Factors”, and in OfficeMax’s other filings with the SEC.